UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015
________________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Resolutions adopted by the Annual Ordinary Shareholders’ Meeting held April 28, 2015
2.	Resolutions adopted by the Series “F” Special Shareholders’ Meeting held April 28, 2015
3.	Resolutions adopted by the Series “B” Special Shareholders’ Meeting held April 28, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: April 29, 2015

Item 1

RESOLUTIONS

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
ANNUAL ORDINARY SHAREHOLDERS’ MEETING.
APRIL 28, 2015.

ITEM I
Presentation of the Board of Directors’ report with respect to the Company’s operations during the fiscal year ended on December 31, 2014, including: (i) the Financial Statements under CNBV and IFRS criteria, as of such date, and (ii) the external auditor’s report.

RESOLUTIONS

FIRST.- “The report by the Company’s Board of Directors submitted in compliance with the provisions of article 172 of the General Business Associations Law, regarding the operations carried out during the fiscal year ended as of December 31, 2014 is deemed as rendered and is approved in all its terms. A copy of such report is enclosed with the minutes prepared for this Meeting.”

SECOND.- “The Company’s and its subsidiaries’ consolidated Financial Statements under CNBV criteria are hereby submitted and approved in each and every one of its parts, for the fiscal year comprised of January 1 to December 31, 2014, as submitted to the Meeting and published in the newspaper “El Economista” of this city, dated February 3, 2015. A copy of the financial statements is enclosed with the minutes prepared for this Meeting.”

THIRD.- “The Financial Statements of Grupo Financiero Santander Mexico, S.A.B. de C.V., prepared in accordance with IFRS rules and criteria, for the fiscal year ended on December 31, 2014 are hereby approved in each and every one of its parts. A request is hereby made that the same be remitted to the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).”

FOURTH.- “The report filed by the External Auditor, in connection with the Company’s Financial Statements, for the fiscal year ended on December 31, 2014 is hereby submitted and approved in each and every one of its parts. A copy of such report shall be included with the file of the minutes prepared for this Meeting.”

FIFTH.- “Each and every one of the proceedings and acts carried out by the Board of Directors, by the CEO and General Director, by the Secretary, by the Alternate Secretary and by the Company's External Auditor, in the lawful performance of their positions during the fiscal year ended on December 31, 2014, are hereby approved and ratified, thanking all of them for the services rendered during such fiscal year.”

ITEM II
Proposal and, if applicable, approval with respect to the application of results.

RESOLUTIONS

SIXTH.- “It is agreed that since the Financial Statements approved by this Meeting, report a “Net Profit” for the fiscal year 2014, for the amount of $14,014,416,909.00 M.N. (Fourteen billion fourteen million four hundred and sixteen thousand nine hundred and nine pesos 00/100 national currency) the following allocations be made:

a).- From “Net Loss” attained in the fiscal year, individually, for the amount of $43,478,159.00 M.N. (Forty three million four hundred and seventy eight thousand one hundred and fifty nine pesos 00/100 national currency) be applied to the account of “Results from Previous Years.”

b).- The “Net Profit” attained in the fiscal year, by its Subsidiaries, not distributed or allocated for an amount of $14,057,895,068.00 M.N. (Fourteen billion fifty seven million eight hundred and ninety five thousand sixty eight pesos 00/100 national currency) to the account of “Results from Previous Years.”

SEVENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. de C.V., is hereby informed and approves the ratification of the Company’s fund for the repurchase of the shares, in accordance with the provisions of article 56 section IV of the Securities Market Law and pursuant to the policies approved by the Company’s Board of Directors for the amount of $1,500,000,000.00 M.N. (One billion five hundred million pesos 00/100 national currency) and it is agreed that such fund will come from the account of “Results from previous years,” which does not exceed the aggregate balance of the Company’s net profits, including those withheld.”

ITEM III
The Company's CEO and General Director report regarding business operations, corresponding to fiscal year 2014.

RESOLUTION

EIGHTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., hereby approves the report rendered by the Company’s CEO and General Director, regarding the business operations for fiscal year 2014, in compliance with the General Law on Business Associations and Law Regulating Financial Groups.” A copy of the report shall be included with the file of the minutes prepared for this Meeting.”

ITEM IV
Report with respect to the Opinion issued by the Board of Directors regarding the content of the Company's CEO and General Director report.

RESOLUTION

NINTH.- “The Shareholders’ Meeting is hereby informed of the Opinion issued by the Board of Directors, regarding the content of the report rendered by the Company’s CEO and General Director in its meeting held on April 23, 2015.”

ITEM V
Board of Directors’ report regarding the main accounting and reporting policies and criteria.

RESOLUTION

TENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., is hereby informed of and approves the document regarding the main accounting and reporting policies and criteria. A copy of such document shall be attached to the file of the minutes prepared for this Meeting.”

ITEM VI
Report regarding performance with the Company’s tax obligations for fiscal year 2013.

RESOLUTION

ELEVENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., is hereby informed of and approves the report regarding compliance with the Company’s tax obligations submitted to the Tax Administration Service in the Alternative Information Exhibits of the Fiscal Opinion corresponding to fiscal year 2013.”

ITEM VII
Report regarding the operations and activities of the Company.

RESOLUTION

TWELFTH.- “The Shareholders’ Meeting is hereby informed of the relevant operations and activities in which Grupo Financiero Santander Mexico, S.A.B. de C.V. participated.”

ITEM VIII
Report of the Board of Directors with respect to the activities developed by the Company’s Audit Committee and the Corporate Practices, Appointments and Compensations Committee, during fiscal year 2014.

RESOLUTION

THIRTEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V., is hereby informed of and approves the Annual Reports of the Audit Committee and the Corporate Practices, Appointments and Compensations Committee, with respect to the Company’s activities during fiscal year 2014, thus complying with the provisions of Article 58 of the Law Regulating Financial Groups and the general provisions applicable to securities issuers and other securities market participants. A copy of such documents shall be attached to the file of the minutes prepared for this Meeting.”

ITEM IX
Appointment and, if applicable, ratification of the Regular and Alternate members of the Board of Directors, corresponding to the Series “F” and “B” shares representing the capital stock. Determination of compensations thereto.

RESOLUTIONS

FOURTEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V., agrees to the ratification of each person indicated below to the positions mentioned below such that the Board of Directors shall be comprised as follows:

Non-Independent Series “F” Directors
D. Carlos Gómez y Gómez	President of the Board
D. Marcos Martínez Gavica	Regular Director
D. Rodrigo Echenique Gordillo	Regular Director
D. José Doncel Razola	Regular Director
D. Carlos Fernández González	Regular Director
D. Rodrigo Brand de Lara	Regular Director
D. Vittorio Corbo Lioi	Alternate Director
D. Francisco Javier Hidalgo Blazquez	Alternate Director
D. Pedro José Moreno Cantalejo	Alternate Director
D. Fernando Borja Mujica	Alternate Director

Independent Series “F” Directors
D. Guillermo Güemez García	Regular Director
D. Joaquín Vargas Guajardo	Regular Director
D. Juan Gallardo Thurlow	Regular Director
D. Eduardo Carredano Fernández	Alternate Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director
Independent Series “B” Directors
D. Fernando Solana Morales	Regular Director
D. Fernando Ruíz Sahagún	Regular Director
D. Alberto Torrado Martínez	Regular Director
D. Gina Lorenza Diez Barroso Azcárraga	Regular Director
D. Enrique Krauze Kleinbort	Alternate Director
D. Antonio Purón Mier y Terán	Alternate Director

It is hereby recorded that any of the Alternate Directors, may substitute in the case of absences of the Regular Directors, provided that the alternate directors of the independent directors shall have the same capacity.

Likewise, it is expressly recorded:

i).	That the persons appointed and ratified, have expressed their acceptance to such positions in accordance with the preceding resolutions.
ii).	That Series “F” and Series “B” shareholders fully agree that the Company’s Board of Directors is comprised as approved by this Meeting.”

FIFTEENTH.- “It is hereby agreed that Grupo Financiero Santander Mexico, S.A.B. de C.V., shall pay as compensation to each of the Regular and Alternate Independent Directors, the amount of:

➢
$84,662.00 M.N (Eighty four thousand six hundred and sixty two pesos 00/100 national currency), minus the applicable Income Tax withholding, for each meeting of the Board of Directors, and if applicable, for each meeting of the Committee to which they attend as members.

➢
In addition, the Director acting as President of the meetings of the Committee wherein he participates, shall receive as compensation the amount of $97,361.00 M.N. (Ninety seven thousand three hundred and sixty one pesos 00/100 national currency), minus the applicable Income Tax Withholding.

SIXTEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V., hereby records the Company’s appreciation to the Non-Independent Regular and Alternate Directors, waiver made to receiving any compensation that might correspond to them in the exercise of their positions.”

ITEM X
Proposal and, if applicable, approval to decree payment of a cash dividend, to the Company’s shareholders, up to the amount and on the date determined by the Meeting.

RESOLUTIONS

SEVENTEENTH.- “The Shareholders Meeting hereby approves to decree payment of a cash dividend to the Company’s Shareholders from the account of “Results from Previous Years,” for the amount of $3,534,000,000.00 M.N. (Three billion five hundred and thirty four million pesos 00/100 National Currency) which is proposed to be distributed on May 29, 2015.

EIGHTEENTH.- “It is agreed that such dividend be distributed to the Shareholders in proportion to the number of shares they own, by reason of $0.52074776745 M.N. per share.”

NINETEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V. authorizes Messrs. Carlos Gómez y Gómez, Marcos Alejandro Martinez Gavica, Fernando Borja Mujica, Alfredo Acevedo Rivas and Rocío Erika Bulhosen Aracil, to jointly and individually carry out all the acts necessary to publish the Shareholders’ Notice in the Official Journal of the Federation, as well as the newspapers “El Financiero” and “El Economista.”

ITEM XI
Appointment of special representatives to formalize and perform the resolutions adopted by the meeting.

RESOLUTION

TWENTIETH.- “Messrs. Carlos Gómez y Gómez, Marcos Alejandro Martinez Gavica, Fernando Borja Mujica, Alfredo Acevedo Rivas and Rocío Erika Bulhosen Aracil are hereby authorized, in their capacity as Special Representatives of this Meeting, to on behalf of and in representation of the Company, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes, and if they deem it necessary or advisable, to prepare, execute and file the required notices before any authority.

The Secretary and Alternate Secretary of the Company’s Board of Directors are hereby authorized to issue simple or certified copies requested of these minutes and, make the necessary entries in the corporate books thereof.”

Item 2

RESOLUTIONS

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
SERIES "F" SPECIAL SHAREHOLDERS’ MEETING.
APRIL 28, 2015

ITEM   I
Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, corresponding to Series “F” shares representing the Company’s capital stock.

R E S O L U T I O N S

FIRST.- “The Series “F” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., accept the resignation of Mr. Eduardo Fernández García-Travesí from the position of Alternate Director of Series “F” shares, recording the appreciation for his services rendered to the Company, and releasing him from any liability in the performance of this position.”

SECOND.- “The Series “F” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., approves the appointment of Messrs. Rodrigo Echenique Gordillo and José Doncel Razola as Non Independent Regular Directors of Series “F” shares.”

THIRD.-  “The Series “F” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., accept the resignation of Mr. Vittorio Corbo Lioi as Regular Independent Director and approve his appointment as Alternate Non Independent Director.”

FOURTH.- The Series “F” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., hereby agrees to ratify all other members of the Board of Directors representative of this Series of Shares.”

FIFTH.- “It is hereby recorded that the representatives of the Series “F” Shares’ on the Board of Directors of Grupo Financiero Santander México, S.A. B. de C.V., shall be comprised as follows:

Non-Independent Series “F” Directors
D. Carlos Gómez y Gómez	President of the Board
D. Marcos Martínez Gavica	Regular Director
D. Rodrigo Echenique Gordillo	Regular Director
D. José Doncel Razola	Regular Director
D. Carlos Fernández González	Regular Director
D. Rodrigo Brand de Lara	Regular Director
D. Vittorio Corbo Lioi	Alternate Director
D. Francisco Javier Hidalgo Blazquez	Alternate Director
D. Pedro José Moreno Cantalejo	Alternate Director
D. Fernando Borja Mujica	Alternate Director
Independent Series “F” Directors
D. Guillermo Güemez García	Regular Director
D. Joaquín Vargas Guajardo	Regular Director
D. Juan Gallardo Thurlow	Regular Director
D. Eduardo Carredano Fernández	Alternate Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director

Likewise, it is hereby recorded that any of the Alternate Directors may substitute in the case of absences of the Regular Directors.”

ITEM   II
Appointment of special delegates to formalize and comply with the resolutions adopted at the Meeting

R E S O L U T I O N

SIXTH.- "Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Alfredo Acevedo Rivas, Fernando Borja Mujica y Rocío Erika Bulhosen Aracil, are hereby appointed as this Meeting’s Special Delegates, so that on behalf of and in representation of the Company, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes, if they deem it necessary or advisable, and to perform all other acts they deem appropriate, in order to comply with the resolutions adopted therein.

Likewise, the Secretary and the Assistant Secretary of the Company’s Board of Directors are hereby authorized to issue simple or certified copies requested for the foregoing.”

Item 3

RESOLUTIONS

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
SERIES "B" SPECIAL SHAREHOLDERS’ MEETING.
APRIL 28, 2015

ITEM I
Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, corresponding to Series “B” shares representing the Company’s capital stock.

R E S O L U T I O N S

FIRST.- “The Series “B” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., hereby agrees to ratify all members of the Board of Directors representative of this Series of Shares.”

SECOND.-“It is hereby recorded that the representatives of the Series “B” Shares in the Board of Directors of Grupo Financiero Santander México, S.A.B. de C.V., shall be comprised as follows:

SERIES “B” DIRECTORS INDEPENDENT

Don Fernando Solana Morales	Regular Director
Don Fernando Ruíz Sahagún	Regular Director
Don Alberto Torrado Martínez	Regular Director
Doña Gina Lorenza Diez Barroso Azcárraga	Regular Director
Don Enrique Krauze Kleinbort	Alternate Director
Don Antonio Purón Mier y Terán	Alternate Director

Likewise, it is hereby recorded that any of the Alternate Directors may substitute in the case of absences of the Regular Directors.”

ITEM II
Appointment of special delegates to formalize and comply with the resolutions adopted at the Meeting

R E S O L U T I O N

THIRD.- "Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Alfredo Acevedo Rivas, Fernando Borja Mujica y Rocío Erika Bulhosen Aracil, are hereby appointed as this Meeting’s Special Delegates, so that on behalf of and in representation of the Company, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes, if they deem it necessary or advisable, and to perform all other acts they deem appropriate, in order to comply with the resolutions adopted therein.

Likewise, the Secretary and the Assistant Secretary of the Company’s Board of Directors are hereby authorized to issue simple or certified copies requested for the foregoing.”